BB 3/1

[redacted]

SECURI 10027462 SSION

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| SEC FILE NUMBER |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Pacer Financial, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 Industrial Blvd. Suite 201
(No. and Street)

| Paoli | PA | 19301 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Thomson — 610-644-7223 (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

| 1514 Old York Road | Abington | PA | 19001 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

Mail Processing Section
FEB 26 2010
Washington, DC
121

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Joe M. Thomson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacer Financial, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Principal Executive Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ERIC L. JOHNSON, Notary Public
Willistown Twp., Chester County
My Commission Expires December 6, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

# INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
Pacer Financial, Inc.

We have audited the accompanying statement of financial condition of Pacer Financial, Inc. (the "Company") as of December 31, 2009, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacer Financial, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company

Abington, Pennsylvania
February 25, 2010

# Pacer Financial, Inc.
## Statement of Financial Condition
## December 31, 2009

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 508,719 |
| Due from affiliate | | 817,887 |
| Total assets | $ | 1,326,606 |
| **Liabilities and Stockholders' Equity** | | |
| Liabilities | | |
| Accrued interest payable to stockholder | $ | 50,512 |
| Commitments and contingent liabilities | | |
| Subordinated borrowings | | 600,000 |
| Total liabilities | | 650,512 |
| Stockholders' Equity | | |
| Common stock, no par value -1,000 shares authorized 1,000 issued and outstanding | | 100,000 |
| Additional paid-in capital | | 2,050,000 |
| Deficit | | ( 1,473,906) |
| Total stockholders' equity | | 676,094 |
| Total liabilities and stockholders' equity | $ | 1,326,606 |

The accompanying notes are an integral part of these financial statements.

# Pacer Financial, Inc.
## Statement of Operations
## For the Year Ended December 31, 2009

| | | |
|---|---|---|
| **Revenue** | | |
| Commissions and fees | $ | 140,582 |
| Money market fund dividends | | 1,980 |
| Forgiveness of debt | | 533,096 |
| Other income | | 1,500,000 |
| Total income | | 2,175,658 |
| **Expenses** | | |
| Expense reimbursement - affiliated company | | 2,865,209 |
| Rent | | 124,372 |
| Regulatory fees and expenses | | 51,621 |
| Professional fees | | 46,691 |
| Interest expense | | 32,012 |
| Taxes, other than taxes on income | | 3,367 |
| Other expenses | | 25 |
| Total expenses | | 3,123,297 |
| **Net loss** | $ | ( 947,639) |

The accompanying notes are an integral part of these financial statements.

# Pacer Financial, Inc.
## Statement of Changes in Stockholders' Equity
## For the Year Ended December 31, 2009

| | Common Stock Shares | Common Stock Amount | Additional Paid-in Capital | Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|
| **Balance at January 1, 2009** | 1,000 | $ 100,000 | $ 250,000 | $ ( 526,267) | $ ( 176,267) |
| Additional capital contributions | - | - | 1,800,000 | - | 1,800,000 |
| Net loss for the year | - | - | - | ( 947,639) | ( 947,639) |
| **Balance at December 31, 2009** | 1,000 | $ 100,000 | $ 2,050,000 | $ ( 1,473,906) | $ 676,094 |

The accompanying notes are an integral part of these financial statements.

**Pacer Financial, Inc.**

**Statement of Changes in Liabilities Subordinated to General Creditors**

**For the Year Ended December 31, 2009**

| | | |
|---|---|---|
| **Subordinated borrowings at January 1, 2009** | $ | 200,000 |
| Increases: | | 400,000 |
| Decreases: | | - |
| **Subordinated borrowings at December 31, 2009** | $ | 600,000 |

The accompanying notes are an integral part of these financial statements.

**Pacer Financial, Inc.**

**Statement of Cash Flows**

**For the Year Ended December 31, 2009**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | ( 947,639) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in assets and liabilities | | |
| Increase (decrease) in liabilities: | | |
| Accrued interest payable to stockholder | | 32,012 |
| Net cash used in operating activities | | ( 915,627) |
| Cash flows from investing activities: | | |
| Advances to affiliate in excess of expense reimbursements | | ( 817,887) |
| Net cash used in investing activities | | ( 817,887) |
| Cash flows from financing activities: | | |
| Additional capital contributed | | 1,800,000 |
| Net cash provided by financing activities | | 1,800,000 |
| Net increase in cash and cash equivalents | | 66,486 |
| Cash and cash equivalents beginning of year | | 442,233 |
| Cash and cash equivalents end of year | $ | 508,719 |
| Supplemental disclosures of cash flow information | | |
| Cash paid during the year for: | | |
| Interest | $ | - |
| Income taxes | $ | - |
| Non cash financing activities: | | |
| Conversion of stockholder loan to liability subordinated to general creditors | $ | 400,000 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization

Pacer Financial, Inc. ("The Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the Commonwealth of Pennsylvania. The Company, like other broker dealers and investment advisors, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

## 2. Summary of Significant Accounting Policies

*Financial Accounting Standards Board Launches Accounting Standards Codification* - The Financial Accounting Standards Board ("FASB") has issued FASB ASC 105 (formerly FASB Statement No. 168), The "FASB Accounting Standards Codification™" and the Hierarchy of Generally Accepted Accounting Principles ("GAAP") ("ASC 105"). ASC 105 established the FASB Accounting Standards Codification™ ("Codification" or "ASC") as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative.

Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. GAAP is not intended to be changed as a result of the FASB's Codification project, but it will change the way the guidance is organized and presented. As a result, these changes will have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has implemented the Codification as of December 31, 2009.

***The following are the significant accounting policies followed by the Company:***

*Revenue* – Revenue from the sale of mutual funds, variable annuities and exchange traded funds is recognized when it is earned.

*Concentration of credit risks* - The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

## 2. Summary of Significant Accounting Policies (Continued)

*Cash and cash equivalents* - The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

*Income taxes* – The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Accordingly, no provision has been made for federal or state income tax for the year ended December 31, 2009, in the accompanying financial statements.

*Fair value* - As required by the fair value topic of the FASB Accounting Standards Codification, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The topic also establishes a framework for measuring fair value, and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. The three-tier hierarchy of inputs is summarized below:

Level 1 - quoted prices in active markets for identical investments
Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
Level 3- significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2009:

| Securities owned: | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Money market funds | $ 183,081 | $ - | $ - |

*Use of Estimates* - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions. Management has evaluated subsequent events through February 25, 2010, the date the financial statements were issued.

## 3. Concentrations

The Company has generated minimal operating revenue since inception. It plans wholesale distribution of private placement investments including hedge funds, hedge fund of funds, variable products, exchange traded funds and mutual funds.

### 4. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not carry securities accounts for customers.

### 5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires the that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company's "Aggregate Indebtedness" and "Net Capital" (as defined) were $0 and $454,545, respectively, and its net capital ratio was .0 to 1. "Net Capital" exceeded minimum capital requirements by $449,545 at that date.

### 6. Liabilities Subordinated to Claims of General Creditors

There are two borrowings under a subordination agreement at December 31, 2009. The first is a $200,000 Subordinated Loan Agreement, 6%, originally due August 10, 2010; an amendment was filed during the year to extend the maturity to June 30, 2012. The second borrowing is a $400,000 borrowing, 5%, due January 31, 2012. The borrowings are available in computing the net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid. The subordinated borrowings have been approved by FINRA. The borrowings were contributed by the Company's majority stockholder. Interest expense for the year ended December 31, 2009 under such borrowing was $32,012.

### 7. Transactions with Affiliates

The Company had an Expense Agreement (the "Agreement") with an affiliated company, PF, LLC, that will pay all of the operating expenses of the Company with the exception of rent and direct expenses that are in the name of the Company, all regulatory fees and expenses, and any securities commissions to registered representatives of the Company. Pursuant to a Loan Forgiveness Agreement Pacer was invoiced for the expenses incurred in its ordinary course of business. PF, LLC forgave the obligation to repay PF, LLC in an amount equal to $533,096 during the year. At December 31, 2009 PF, LLC owed the Company $817,887.

The Company leases its office space under a non-cancellable lease that expires March 31, 2010 from an entity partially owned by its majority stockholder. Rent expense totaled $124,372 for the year ended December 31, 2009. Future minimum lease payments for the year ended December 31, 2010 total $31,690.

### 8. Subsequent Events

Effective January 1, 2010 the Company has agreed to sublease its office space to two affiliates. PF, LLC will sublease 25% of the office space and Pacer Advisors, Inc. will sublease 37.5% of the office space. This sublease agreement expires March 31, 2013.

**Pacer Financial, Inc.**
**Computation of Net Capital Under Rule 15c3-1**
**of the Securities and Exchange Commission**
**December 31, 2009**

**Schedule I**

COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total stockholders' equity | $ | 676,094 |
| Deduct stockholder's equity not allowable for Net Capital: | | - |
| Total stockholder's equity qualified for Net Capital | | 676,094 |
| Liabilities subordinated to claims of general creditors allowable in the computation of net capital | | 600,000 |
| Total capital and and allowable subordinated liabilities | | 1,276,094 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | 817,887 |
| Total non-allowable assets | | 817,887 |
| Net Capital before haircuts on securities positions | | 458,207 |
| Trading and investment securities: | | |
| Money market fund | | 3,662 |
| Total haircuts | | 3,662 |
| Net Capital | $ | 454,545 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Total aggregate indebtedness liabilities from Statement of Financial Condition | $ | - |
| Total aggregate indebtedness | $ | - |
| Percentage of aggregate indebtedness to Net Capital | | 0% |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | - |

**Pacer Financial, Inc.**

**Computation of Net Capital Under Rule 15c3-1**

**of the Securities and Exchange Commission**

**December 31, 2009** **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum Net Capital (6 2/3% of $0) | $ | - |
| Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement | $ | 5,000 |
| Net Capital requirement | $ | 5,000 |
| Excess Net Capital | $ | 449,545 |
| Excess Net Capital at 1000% | $ | 454,545 |

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

# Pacer Financial, Inc.

**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2009** **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

# *Sanville & Company*

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX


To the Board of Directors
Pacer Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Pacer Financial, Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 25, 2010

Sarowdk & Company

*Sanville & Company*

**CERTIFIED PUBLIC ACCOUNTANTS**

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

## Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

Board of Directors
Pacer Financial, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, related to the Certification of have Exclusion From Membership (Form SIPC-3) filed by Pacer Financial, Inc. (the "Company") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below for the year ended December 31, 2009, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2009. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows; compared the total revenues and each revenue classification in the Company's audited financial statements included on Form X-17A-5 for the year ended December 31, 2009 to Certification of Exclusion From Membership (Form SIPC -3) that the Company's business consisted exclusively of the distribution of shares of registered open end investment companies or unit investment trusts, the sale of variable annuities and the business of insurance.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 25, 2010

Sanville & Company

# Pacer Financial, Inc.

**Financial Statements**
**and**
**Supplemental Schedules Pursuant to SEC Rule 17a-5**

**December 31, 2009**

# Pacer Financial, Inc.
**TABLE OF CONTENTS**
**December 31, 2009**